UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 8, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A news release dated 14 September 2015 entitled ‘Leadership position in Gartner Magic Quadrant for Managed M2M Services’

2.             A news release dated 22 September 2015 entitled ‘GROUNDBREAKING VODAFONE GLOBAL SURVEY REVEALS 43% OF TEENS THINK CYBERBULLYING A BIGGER PROBLEM THAN DRUG ABUSE’

3.             A Stock Exchange Announcement dated 01 September 2015 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

4.             A Stock Exchange Announcement dated 14 September 2015 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

5.             A Stock Exchange Announcement dated 29 September 2015 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

6.             A Stock Exchange Announcement dated 30 September 2015 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

14 Sep 2015

Leadership position in Gartner Magic Quadrant for Managed M2M Services

Vodafone has retained its position as a leader in Gartner’s Magic Quadrant for Managed Machine-to-Machine (M2M) Services, Worldwide for both “ability to execute” and “completeness of vision” categories.

Vodafone’s Director of M2M, Erik Brenneis said, “M2M is a highly competitive and rapidly evolving market. We welcome this recognition — for the second year in a row — of the scale and scope of our network together with our commitment to meeting our customers’ needs.”

Vodafone has connected M2M customers globally for more than 20 years.  The Group’s technology underpins some of the world’s most prominent and successful M2M applications from smart metering and connected cars to fleet management and mHealth applications.

The assessment criteria for “ability to execute” category include an evaluation of the product or service; overall viability; sales execution and pricing; market responsiveness and record; marketing execution; customer experience and operations. Criteria for “completeness of vision” category include market understanding; marketing strategy; sales strategy; offering (product) strategy; business model; vertical and industry strategy; innovation and geographic strategy.

To view the full report, “Gartner Magic Quadrant for Managed Machine-to-Machine Services, Worldwide” by Eric Goodness, King-Yew Foong, Leif-Olof Wallin and Katja Ruud published August 26, 2015 please visit: [http://www.vodafone.com/business/m2m/vodafone-retains-leadership-position-in-gartner-magic-quadrant-for-managed-machine-to-machine-services-worldwide-2015-09-14]

For further information:

Vodafone Group Media Relations
www.vodafone.com/media/contact

About Vodafone
Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 55 more, and fixed broadband operations in 17 markets. As of 30 June 2015, Vodafone had 449 million mobile customers and 12 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About the Magic Quadrant
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

22 September 2015

GROUNDBREAKING VODAFONE GLOBAL SURVEY REVEALS 43% OF TEENS THINK CYBERBULLYING A BIGGER PROBLEM THAN DRUG ABUSE

•                  One of the largest global surveys of its kind, spanning 11 countries and almost 5,000 teens, reveals one in five teens cyberbullied, a fifth of whom felt suicidal

•                  #BeStrong anti-cyberbullying emoji initiative launched by Vodafone in response

•                  Anti-bullying ambassador Monica Lewinsky, psychologist adviser for ‘Inside Out’ film Dacher Keltner and anti-bullying NGOs involved in developing emojis to convey support

More than half of teenagers think cyberbullying is worse than face-to-face bullying and 43 per cent believe it to be a bigger problem for young people than drug abuse, a global online survey of around 5,000 teenagers across 11 countries* has revealed. The Vodafone survey, commissioned from YouGov, found that an average of around one in five (18%) teens across the countries surveyed had been cyberbullied and, as a result:

•                  41 per cent said cyberbullying made them feel depressed or helpless (also 41%);

•                  26 per cent felt ‘completely alone’ and 18 per cent experienced suicidal thoughts;

•                  21 per cent had ‘not gone to school’ and 25 per cent closed down their social media accounts;

•                  38 per cent said they did not tell their parents or guardians, as they felt ashamed (32%), scared their parents would get involved (40%), or worried what their parents might do (36%).

Forty-three per cent of those surveyed would find it hard to support a friend who had been bullied on social media, as they ‘could not find the right words’ to show support. Seventy-two per cent of teens said they would be likely to use an emoji to express compassion or support for friends being cyberbullied.

In response to the findings, Vodafone today announces the #BeStrong anti-cyberbullying emoji initiative, which involved the creation of a suite of ‘support emojis’ to raise awareness of the importance of conveying compassion, sympathy and support when friends are being bullied online. The emojis were chosen by the 4,720 teens surveyed from a wide selection designed by Vodafone and its anti-bullying panel as their favourite symbols for compassion and support. The favourite two sets of emojis can be seen below.

The images will be available from today on Vodafone and Vodafone Foundation social media platforms as part of a donation campaign. The Vodafone Foundation, Vodafone’s philanthropic arm, announces as part of its digital family programme that it will help raise funds for anti-bullying NGOs by donating 10p (14 cents) for every Twitter retweet or public Facebook like of Vodafone’s image of the #BeStrong emojis*.  The company is also talking to the major emoji app and social media platforms towards featuring the emojis on their platforms in the near future.

The idea for a ‘support emoji’ was first brought to Vodafone by anti-bullying ambassador Monica Lewinsky, who has been a consultant on the initiative, working alongside semioticians (who study signs and symbols and their use or interpretation), anti-bullying NGOs including The Diana Award, ENABLE, a European Union project to help combat bullying, and Berkeley University Professor Dacher Keltner - the psychologist who advised on the creation of the characters for Pixar film Inside Out.

Commenting in a new video released today, Professor Keltner explains the importance of teens being able to offer support and show sympathy to their peers being cyberbullied. He said: “A lot of emojis can be limited for communicating emotions.  The bystander needs better tools.  Specific emojis that they can send their friends to show that they are there for them.”

Vodafone and NGO The Diana Award have also released a series of learning modules aimed at teenagers, which cover subjects from ‘selfies ‘and ‘online gaming’ to ‘social networking’ and ‘mean tweets’. Further learning modules will be released over the next year on www.vodafone.com/parents , by NGOs including The Diana Award and by many of Vodafone’s markets. Each module provides resources needed for teachers to train a small group of students to deliver short lessons to other students at school. The modules also include advice for parents.

Today also marks the release of the fourth edition of Vodafone UK’s Digital Parenting magazine, which has been developed in partnership with parenting NGO The Parent Zone.  One million copies of the magazine, which aims to offer help and advice to parents and guardians trying to help their children navigate the increasingly complex digital landscape, will be distributed to schools, NGOs, government bodies, children charities and many other outlets over the next year. The magazine is available online at: http://vodafonedigitalparenting.co.uk/

Vodafone Foundation Director Andrew Dunnett, said: “The results of the global survey — which we believe to be one of the largest of its kind among teenagers in so many countries — will be a serious concern for any parent. The new generation that was born digital thrives in a world of constant connectivity, but there are clear risks for young people as well as benefits - and it is striking that cyberbullying troubles many young people more than drug abuse. Our research showed many teenagers find it difficult to help their friends when cyberbullying is happening, and the #BeStrong campaign has been created to help them convey emotional support”.

For further information:

Vodafone Group Media Relations www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 55 more, and fixed broadband operations in 17 markets. As of 30 June 2015, Vodafone had 449 million mobile customers and 12 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About the Vodafone Foundation

The Vodafone Foundation’s Mobile for Good programme combines Vodafone’s charitable giving and technology to make a difference in the world. Globally, the Vodafone Foundation supports projects that are focused on delivering public benefit through the use of mobile technology across areas including health, education and disaster relief. The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes. The Vodafone Foundation is a UK registered charity, registered charity number 10989625.

Note to editors

* All figures, unless otherwise stated, are from YouGov Plc.  Total sample size was 4,720 13-18 year olds in the UK, Germany, Italy, Spain, Netherlands, New Zealand, Greece, South Africa, USA, Ireland & the Czech Republic. The figures have been given an even weighting for each country to produce an ‘average’ value.

*The Vodafone Foundation will provide a total donation to anti-bullying NGOs of up to £100,000 (€137,000)

Images of the emojis can be found here https://www.flickr.com/gp/vodafonegroup/pK5215

Survey highlights across the 11 countries

To what extent, if at all, do you agree or disagree with the following statement?

Cyberbullying is worse than bullying face to face/ in person

Agree
Czech	51%
Germany	51%
Greece	46%
Ireland	60%
Italy	48%
Netherlands	51%
New Zealand	55%
South Africa	64%
Spain	53%
UK	35%
USA	42%

Of the 11 countries surveyed, children aged 13-18 surveyed in the UK are the least likely to think cyberbullying is worse than bullying face to face (35%), whereas over six in 10 (64%) of the children surveyed in South Africa would agree that cyberbullying is worse than bulling face to face.

	I have been cyberbullied (i.e. bullied online)	I have heard of cyberbullying happen to someone else
Czech	8%	55%
Germany	18%	65%
Greece	14%	69%
Ireland	26%	85%
Italy	11%	70%
Netherlands	15%	51%
New Zealand	30%	84%
South Africa	24%	84%
Spain	8%	63%
UK	15%	68%
USA	27%	79%

Of the 11 countries surveyed, children aged 13-18 surveyed in New Zealand are most likely to have ever personally been bullied; 3 in 10 children in New Zealand, followed by 27% of those surveyed in USA and 26% of those surveyed in Ireland.

Children surveyed in the Czech Republic are the least likely to have personally been cyberbullied of the 11 countries surveyed.

Of those children surveyed in New Zealand who said they had personally been bullied, over 3 in 5 reported feeling upset (62%), over half said they were angry with the bully (53%) and 47% said they felt depressed.

Of the children surveyed from the UK who had said they had been cyberbullied, over half (54%) said it made them think of themselves in a more negative way.

Through which ONE of the following ways do you think you would find it **easier** to express your feelings or views to them?

	Using words	Using emojis	Using a combination of words and emojis
Czech	22%	13%	58%
Germany	35%	11	47%
Greece	36	10	48
Ireland	43	6	48
Italy	50	13	33
Netherlands	31	18	47
New Zealand	35	8	54
South Africa	25	10	60
Spain	48	10	36
UK	33	9	48
USA	40	7	47

Children aged 13-18 surveyed in the Netherlands are most likely to say they find it easier to express themselves using emojis (18%)

Half of children surveyed in Italy said they find easier to express themselves using words

The majority of children surveyed in South Africa (60%), the Czech Republic (58%) and New Zealand (54%) said they found it easier using a combination of both emojis and words

How likely or unlikely would you be to share with them an emoji that has been created to show support/ compassion for people who are being cyberbullied (e.g. on social media, via text message etc.)?

	Likely	Unlikely
Czech	67	18
Germany	62	27
Greece	77	15
Ireland	74	20
Italy	83	11
Netherlands	70	20
New Zealand	72	20
South Africa	90	7
Spain	75	18
UK	52	32
USA	67	22

Children aged 13-18 surveyed in South Africa would be most likely to share an emoji that has been created to show support/ compassion for people who are being cyberbullied (90%), followed by Italy (83%) and Greece (77%)

01 September 2015

At: 13:09

RNS: 7057X

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 August 2015:

Vodafone’s issued share capital consists of 28,813,324,498 ordinary shares of US$0.20 20/21 of which 2,265,829,790 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,547,494,708.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

14 September 2015

At: 10:48

RNS: 9524Y

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 11 September 2015 that on 10 September 2015 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 230.15p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	108
Matthew Kirk	108
Ronald Schellekens	108

END

29 September 2015

At: 10:24

RNS: 5347A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received on 28 September 2015 that the directors noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 209.05p per share:

Name of Director	Number of Shares
Vittorio Colao, Chief Executive	260,000
Nick Read, Chief Financial Officer	180,000

As a result of the above, Vittorio Colao now has an interest in 10,899,281 Ordinary Shares and Nick Read now has an interest in 2,033,298 Ordinary Shares (both excluding share options and unvested incentive shares).

END

30 September 2015

At: 17:33

RNS: 8228A

VODAFONE GROUP PLC

(‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that on 30 September 2015 it was advised of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

	Number of Ordinary Share of US$0.20 20/21 in the capital of Vodafone Group Plc
	Acquisition of Ordinary Shares(1)	Award of Performance Shares (2) (3)
Vittorio Colao*	6,942	1,387,548
Nick Read*	6,577	814,430
Paolo Bertoluzzo		713,705
Aldo Bisio		223,032
Antonio Coimbra		535,277
Jeroen Hoencamp	47,915	449,480
Nick Jeffery		604,340
Matthew Kirk	52,706	132,720
Rosemary Martin	145,376	530,887
Ronald Schellekens		199,740
Robert Shuter		307,673
Serpil Timuray	44,500	656,835
Johan Wibergh	239,577	603,280

* Denotes Director of the Company

(1) An interest in Ordinary Shares of US$0.20 20/21 each was acquired at the price of 207.25 pence per share on 30 September 2015 and, in the case of Serpil Timuray, an interest in Ordinary Shares of US$0.20 20/21 each in the Company was acquired at the price of 207.42 pence per share on 29 September 2015.  These shares will be used for the purpose of co-investment.

(2) Conditional awards of shares were granted on 30 September 2015 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan (incorporating co-investment). The vesting of these awards is conditional on continued employment with the Vodafone Group, retention of co-investment and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance condition is based on free cash flow performance with a multiplier that is based on comparative total shareholder return (“TSR”) performance. The free cash flow performance is based on a three year cumulative adjusted free cash flow figure. The target adjusted free cash flow level is set by reference to the Company’s three year plan and market expectations; 100% of the award will vest for target performance, rising to 125% vesting for maximum performance. The multiplier is based on the TSR of the Company over the three year performance period 1 April 2015 to 31 March 2018 relative to a peer group of seven companies within the Telecoms sector. There will be no increase in vesting until TSR performance exceeds median, at which point the multiplier will increase up to two on a linear basis for upper quintile performance. The maximum vesting is 250%: for maximum free cash flow performance (125%) and maximum TSR performance (multiplier of 2). For further details of the Plan, please see page 90 of the Company’s 2015 Annual Report, available at www.vodafone.com/investor.

(3)  The Directors and other PDMRs are subject to the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding. The levels are four times salary for the Chief Executive, three times salary for other Board Directors and two times salary for the other PDMRs, who are members of the Executive Committee.

In addition , the Company announces that notification was received on 30 September 2015 that Nick Read exercised options granted over 257,838 Ordinary Shares of US$0.20 20/21 each in the Company at a price of 136 pence per Ordinary Share on 1 July 2005.  211,456 shares were sold at a price of 206.892 pence per Ordinary Share solely to defray the costs of exercise and the associated tax and NI charges.  The remaining 46,382 Ordinary Shares have been retained.

As a result of the above, Vittorio Colao now has an interest in 10,906,223 Ordinary Shares and Nick Read has an interest in 2,086,257 Ordinary Shares (both excluding share options and unvested incentive shares).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 8, 2016	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary